Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

April 12, 2024

FILED AS EDGAR CORRESPONDENCE

Soo Im-Tang, Esq.

Jeffrey Long

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Im-Tang and Mr. Long:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 294, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 298, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Vontobel International Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Vontobel Asset Management, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff refers to the Trust’s response to Comment 7 in the Trust’s prior Correspondence, filed on April 8, 2024, which states that the Fund’s predecessor fund (“Predecessor Fund”) is an “accredited investor.” Please confirm supplementally that the underlying investors of the Predecessor Fund are accredited investors.

Response. The Adviser confirms that each underlying investor of the Predecessor Fund is an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act.

2.	Comment. Please supplementally explain whether the gross and net expenses of the Predecessor Fund are higher or lower than the pro forma gross and net expenses of the Fund.

Response. The Adviser confirms that the only expense charged to the Predecessor Fund is the Adviser’s management fee and that the concept of net expenses is not applicable to the Predecessor Fund. While other vendors provide services to the Predecessor Fund, those vendors contract with the Adviser and not the Predecessor Fund and thus invoice the Adviser directly as an Adviser expense, not a Predecessor Fund expense. The Adviser then pays those vendor expenses from its own balance sheet, and thus they are not booked as expenses of the Predecessor Fund on the Predecessor Fund’s financial records. Accordingly, the only expense charged to and paid by the Predecessor Fund is the Adviser’s management fee, which is the only expense reflected on the Predecessor Fund’s audited statement of operations. In this regard, the Predecessor Fund only has gross expenses.

Soo Im-Tang, Esq.

Jeffrey Long

April 12, 2024

The pro forma gross and net expenses of each share class of the Fund are greater than the gross expenses of the Predecessor Fund with one exception: the net expenses of Institutional Shares of the Fund are less than the gross expenses of the Predecessor Fund. Put another way, the relationship between the Fund’s gross and net expenses and the Predecessor Fund’s gross expenses is shown below:

Fund		Predecessor Fund
Gross Expenses – Institutional Shares	Greater than	Gross Expenses
Gross Expenses – A Shares	Greater than	Gross Expenses
Gross Expenses – Y Shares	Greater than	Gross Expenses

Net Expenses – Institutional Shares	Less than	Gross Expenses
Net Expenses – A Shares	Greater than	Gross Expenses
Net Expenses – Y Shares	Greater than	Gross Expenses

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax